AEA-Bridges Impact Corp.

PO BOX 1093, Boundary Hall

Cricket Square, Grand Cayman,

Cayman Islands KY1-1102

VIA EDGAR	May 20, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Heather Clark

Kevin Woody

Thomas Jones

Sergio Chinos

Re:	AEA-Bridges Impact Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed April 14, 2022

File No. 333-262573

Ladies and Gentlemen:

We, AEA-Bridges Impact Corp. (“ABIC”) and LiveWire Group, Inc. (“HoldCo”) (ABIC and HoldCo, collectively, the “Registrants”), set forth below the Registrants’ response to the letter, dated May 5, 2022, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-4 filed by the Registrants on April 14, 2022 (the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Registrants’ responses immediately below the Staff’s comments.

In addition, the Registrants have revised the Registration Statement in response to the Staff’s comments and are submitting an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Registrants’ responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Amendment No. 1 to Registration Statement on Form S-4 filed April 14, 2022

Exhibits

Austin  Bay Area  Beijing  Boston  Brussels  Chicago  Dallas  Hong Kong  Houston  London  Los Angeles  Munich  Paris  Salt Lake City  Shanghai  Washington, D.C.

Securities and Exchange Commission

May 20, 2022

1.	Staff comment: Please revise Exhibit 5.1 to exclude the company from the first paragraph on page 4 of the opinion.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they have revised page 4 of Exhibit 5.1 accordingly.

2.	Staff comment: Please revise Exhibit 8.1 to exclude the company from paragraph a. on page 2 of the opinion.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they have revised page 2 of Exhibit 8.1 accordingly.

3.	Staff comment: Please tell us why the assumption in paragraph c. on page 2 and the assumptions in paragraphs i. and j. on page 3 of Exhibit 8.1 are necessary.

Response: On further review, counsel believes that the assumption in paragraph b. on page 2 of Exhibit 8.1 adequately addresses the concern in the assumption in paragraph c. on page 2 of Exhibit 8.1. The assumptions in paragraphs i. and j. on page 3 of Exhibit 8.1 are necessary for counsel to render its more likely than not opinion regarding the qualification of the transaction as a “reorganization” that is tax-free for U.S. federal income tax purposes. Since the exact facts regarding the assets in the Trust Account will not be known until after the closing, the parties can only represent their intentions regarding the assets that will remain in the trust after closing. As a result, counsel must make an assumption in order to render its opinion in connection with the effectiveness of the Registration Statement.

4.	Staff comment: Please revise exhibit 8.1 to consent to being named in the registration statement. For example, we note the reference to Kirkland & Ellis LLP on pages 4 and 101.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they have revised Exhibit 8.1 accordingly.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler (by telephone at (212) 446-4660 or by email at christian.nagler@kirkland.com).

[Signature Page Follows]

Securities and Exchange Commission

May 20, 2022

Sincerely,

AEA-BRIDGES IMPACT CORP.

/s/ John Garcia
Name: John Garcia
Title: Chair and Co-Chief Executive Officer

LIVEWIRE GROUP, INC.

/s/ John Garcia
Name: John Garcia
Title: President, Secretary, Treasurer and Director

VIA EDGAR/

cc:	Christian O. Nagler, Esq. Wayne Williams, Esq. Kirkland & Ellis LLP Ryan J. Maierson, Esq. Jason Morelli, Esq. Latham & Watkins LLP